KPMG LLP
Suite 2300
401 South Tryon Street
Three Wachovia Center
Charlotte, NC 28202-1911

Independent Accountants’ Report

The Board of Directors
Wachovia Bank National Association:

We have examined management’s assertion, included in the accompanying management assertion, that Wachovia Bank National Association (“the Bank”) complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America’s Uniform Single Attestation Program for Mortgage Bankers relating to its servicing of asset securitizations, pursuant to the respective Servicing Agreement for the Wachovia Asset Securitization Issuance, LLC. (WASI) Trust 2002-HE1, except for minimum servicing standards I.2., I.4., III.3., III.4., III.6., V.3., and V.4., which are inapplicable to the servicing of the WASI Trusts, as of and for the year ended December 31, 2003. Management is responsible for the Bank’s compliance with those minimum servicing standards. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Bank’s compliance with the minimum servicing standards specified above and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Bank’s compliance with the minimum servicing standards.

In our opinion, management’s assertion that the Bank complied with the aforementioned minimum servicing standards during the year ended December 31, 2003 is fairly stated, in all material respects.

March 26, 2004

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